
RECD S.E.C.
MAR 0 1 2005
1086


05042034

SECURITI

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SEC FILE NUMBER
8- 51912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AT INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Rockefeller Plaza, 15th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Bini 212-259-3832
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, JOHN BINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AT INVESTOR SERVICES, INC, as of FEBRUARY 24, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MADELIN SERRANO
Notary Public, State of New York
No. 01SE5044503
Qualified in New York County
Commission Expires May 30, 2007

Notary Public

Signature

[illegible]
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AT Investor Services, Inc.

Audited Statement of Financial Condition

December 31, 2004

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
AT Investor Services, Inc.

We have audited the accompanying statement of financial condition of AT Investor Services, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AT Investor Services, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 16, 2005

AT Investor Services, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	**139,648**
Receivable from clearing broker		**4,785**
Other assets		**14,041**
Total assets	**$**	**158,474**
Liabilities and shareholder's equity		
Payable to affiliates	$	**118,864**
Accrued expenses		**11,000**
Total liabilities	$	**129,864**
Shareholder's equity	**$**	**28,610**
Total liabilities and shareholder's equity	**$**	**158,474**

See accompanying notes.

AT Investor Services, Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Nature of Business

AT Investor Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a New York Corporation and commenced operations in March 2001.

The Company maintains an agreement with BNY Brokerage Inc. ("BNY") for clearing services on a fully disclosed basis for accounts introduced by the Company. BNY services include access to securities of investment companies, individual equities, and fixed income products.

Effective February 14, 2003, pursuant to a Purchase Agreement dated October 28, 2002 by and among Industrial Bank of Japan Trust Company, Delphi Corporation, Atlantic Wealth Management Group, Inc., and Pell Rudman Maryland, Inc., all outstanding shares of capital stock of IBJ Whitehall Securities, Inc. were acquired by Atlantic Wealth Management Group, Inc. (the "Parent"). This transaction occurred in conjunction with the acquisition of Whitehall Asset Management for $20 million by the Parent. As part of this transaction, IBJ Whitehall Securities, Inc. was renamed AT Investor Services, Inc.

Since February 14, 2003, AT Investor Services, Inc. is and has been a wholly owned subsidiary of Atlantic Trust Group, Inc. (formerly Atlantic Wealth Management Group, Inc.), which is wholly owned by AMVESCAP Group Services, Inc. ("AGS"). The ultimate U.S. parent is AVZ, Inc. ("AVZ"), which is ultimately wholly owned by AMVESCAP PLC.

2. Summary of Significant Accounting Principles

General

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement and accompanying notes. Management believes that estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2004, the Company had $139,096 invested in a money market fund with Pershing LLC.

Income Taxes

AVZ and its subsidiaries file a consolidated federal income tax return. Each North American subsidiary is charged or credited by AVZ with an amount equivalent to the federal income tax expense or benefit as computed on a separate-return basis. The Company files a separate return for state income tax purposes. Amounts due to AVZ for federal income taxes are included in income taxes payable in the accompanying statement of financial condition.

The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect. Deferred tax expense represents the change in the net deferred tax liability.

3. Income taxes

The Company has no deferred tax assets or liabilities at December 31, 2004.

4. Related-Party Transactions

At December 31, 2004, the Company had a payable to affiliates of $118,864. This amount is non-interest bearing and due upon demand.

5. Net Capital and Reserve Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2004, the Company had net capital, as defined, of $11,787, which was $3,130 in excess of its required minimum net capital of $8,657, which represents 6 2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital was 1,102% at December 31, 2004.

6. Subsequent Event

A capital contribution from the Parent to the Company in the amount of $50,000 was made on February 25, 2005.